FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Board of Directors of the Bank at its Meeting held today has approved the following:

(i)	The Twenty-Eighth Annual General Meeting (“AGM”) of the Members of ICICI Bank Limited (”Bank”) will be held on Tuesday, August 30, 2022 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM) facility. The Notice of the AGM and Annual Report 2021-22 will be sent only through electronic mode to those Members whose email addresses are registered with the Bank/Depository Participant(s) in due course. The Notice of the AGM and Annual Report 2021-22 will be made available on the website of the Bank and will be submitted to the Stock Exchanges in due course.

(ii)	August 10, 2022 has been fixed as the Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM.

(iii)	(a) Re-appointment of Ms. Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026, subject to the approval of Members.

(b) Re-appointment of Mr. Uday Chitale (DIN: 00043268) as an Independent Director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024, subject to the approval of Members.

(c) Re-appointment of Mr. Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026, subject to the approval of Members.

The above proposed re-appointments are in line with RBI Circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 (“RBI Circular”). In respect of Ms. Dhawan and Mr. Nair, the above term has been proposed such that the total tenure does not exceed eight years as prescribed under the RBI Circular; while in respect of Mr. Chitale, the term has been proposed until he attains 75 years of age which is the upper age limit prescribed for Non-Executive Directors under the RBI Circular.

The other details as required pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 with regard to re-appointment of Directors are enclosed as Annexure A.

(iv)	Adoption of ICICI Bank Employees Stock Unit Scheme - 2022 (“Unit Scheme 2022”), subject to the approval of Members. The Unit Scheme 2022 is in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. The significant terms of the Unit Scheme 2022 are as under:

•	Number of Units:

It is proposed to grant/offer/issue up to 10,00,00,000 Units, in one or more tranches over a period of seven years from the date of approval of the Unit Scheme 2022 by the shareholders, which shall entitle the Unit holder one fully paid-up equity share of face value of ₹ 2 of the Bank (as adjusted for any changes in capital structure of the Bank) against each Unit exercised and accordingly, up to 10,00,00,000 equity shares of face value of ₹ 2 each fully paid-up (approximately 1.44% of the equity share capital as on March 31, 2022) shall be allotted to the Eligible Employees under the Unit Scheme 2022 upon exercise.

The maximum number of Units granted to any Eligible Employee shall not exceed 20,000 Units in any financial year and shall not exceed 0.14% of the total Units available for Grant over a period of seven years from the date of approval of the Unit Scheme 2022 by the shareholders.

•	Eligible Employees:

o	All employees of the Bank who are exclusively working in India or outside India but shall exclude Managing Director & Chief Executive Officer, Executive Directors, Key Managerial Personnel, Senior Management Personnel and Material Risk Takers as on the date of the Grant.

o	All employees of the Bank’s unlisted wholly owned subsidiaries, who are exclusively working in India or outside India, excluding equivalent levels to Key Managerial Personnel, Senior Management Personnel, Material Risk Takers and wholetime Directors of the Bank as on the date of the Grant, which are aligned as a key delivery engine of the Bank’s core operating franchise and in essence complement the business delivery of the Bank, including but not limited to:

-	ICICI Bank UK PLC

-	ICICI Bank Canada

-	ICICI Investment Management Company Limited

•	Grant Condition:

The Board Governance, Remuneration & Nomination Committee (“the Committee”) may consider factors such as length of service, grade, performance, conduct, present contribution, potential contribution of the Eligible Employee or such other factors as it may decide relevant.

•	Vesting Condition:

The vesting of Units shall be essentially based on continuation of employment or service subject to minimum vesting period of 1 year from the date of grant of Units and the vesting period would be spread over a minimum period of 3 years from the date of grant of the Units. Units granted under this Unit Scheme 2022 shall vest not later than the maximum vesting period of 4 years.

Vesting shall also be dependent on achievement of corporate performance conditions.

•	Exercise Price and Exercise Period:

Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Eligible Employees shall be entitled to exercise the Units from time to time within such period as may be prescribed by the Committee for every grant, which period shall not exceed a period of 5 years from the date of the respective vesting of the Units or such shorter period as may be determined by the Committee.

Annexure A

Ms. Neelam Dhawan

Ms. Neelam Dhawan is an Economics Graduate from St Stephen’s College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was that of Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise till March 2018.

Over several years, leading business journals such as Fortune (international edition), Forbes and Business Today have recognized her as one of the Most Powerful Women in Business. Her main area of expertise are managing complex technology businesses in highly matrixed organizations. She has experience of IT transformation across multiple industries: banking and finance, telecommunications, manufacturing, health care and government.

She has been a key participant in shaping the IT industry in India. Her career span covered the industry’s major milestones and had the opportunity to work alongside the key architects of the sector in India. She was on the NASSCOM Executive Council from 2009 to 2017 and made significant contributions to the industry strategy and public policy frameworks.

Ms. Dhawan is not related to any other director of the Bank. Ms. Dhawan is not debarred from holding the office of Director by virtue of any order of SEBI or any other such authority.

Mr. Uday Chitale

Mr. Uday Chitale a Chartered Accountant with professional standing of over 45 years, was a Senior Partner of M/s M. P. Chitale & Co, Chartered Accountants upto June 30, 2021. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. He is also active in the field of arbitration and conciliation of commercial disputes. He is accredited mediator of CEDR (UK) besides being on the panel of experts of leading arbitration and ADR centres/institutions in India. He has served on the boards of prominent companies and notably, he was a board member during ICICI Bank’s formative years during 1997-2005. He served on the global Board of Directors and as VP-Asia Pacific of the worldwide association of accounting firms, DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets (NISM) promoted by SEBI.

Mr. Chitale is not related to any other director of the Bank. Mr. Chitale is not debarred from holding the office of Director by virtue of any order of SEBI or any other such authority.

Mr. Radhakrishnan Nair

Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around forty years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks.

He has also served as the Managing Director of Corporation Bank Securities Limited. During his tenure at Corporation Bank, he was responsible for development of priority sector lending and regional rural bank which covered the areas of agriculture, small scale industry and other priority sector areas. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI), where he handled the Investment Management Department (mutual funds, venture capital funds and foreign venture capital investors), Corporate Debt Department, Economic and Policy Analysis Department, Office of Investor Assistance and Education and Surveillance. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment). During his tenure he ushered in new investment and accounting regulations for the life insurance and general insurance sectors. He was also involved in framing the new regulatory architecture for Unit Linked Insurance Plans and also chaired the committee on implementing IFRS and the new corporate governance framework for insurers. He thus has special knowledge and practical experience in, inter alia, accountancy, agriculture and rural economy, banking, co-operation, economics, finance, law, insurance, small scale industry, payment & settlement systems, human resources, risk management and business management.

Mr. Nair has rich and varied experience in branch, regional and corporate banking apart from treasury management and foreign exchange management. He was the Managing Director of Corpbank Securities Limited from 1999 to 2003, a Primary Dealership, licensed by RBI. He was member of the IOSCO sub-committee on Investment Management, Investor Compensation and Protection, Private Equity from 2008 to 2010. At the IAIS he was the nominee on Sub-Committees on accounting, auditing, governance, group supervision, insurance standards and financial stability.

He was SEBI nominee on NACAS from 2005 to 2010, Investor Protection and Compensation Committee (MCA) and IRDA nominee on the RBI Technical Committee on Money, Government Securities and Foreign Exchange Markets, SEBI COBOSAC from 2010 to 2015.

Mr. Nair is not related to any other director of the Bank. Mr. Nair is not debarred from holding the office of Director by virtue of any order of SEBI or any other such authority.

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 28, 2022
	By:	/s/ Vivek Ranjan
	Name:	Vivek Ranjan
	Title:	Chief Manger